DiamondRock Hospitality Company

3 Bethesda Metro Center, Suite 1500

Bethesda, Maryland 20814

July 16, 2014

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DiamondRock Hospitality Company

Form 10-K for the fiscal year ended December 31, 2013

Filed February 25, 2014

File No. 1-32514

Dear Mr. Woody:

This letter is submitted on behalf of DiamondRock Hospitality Company (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) as set forth in your letter, dated July 8, 2014 (the “Comment Letter”), to Mr. Sean M. Mahoney, Chief Financial Officer of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in the Form 10-K as filed with the Commission.

Form 10-K for the fiscal year ended December 31, 2013

General

1. We note your disclosure on page 10 that your “hotels are mostly in the premium full-service segment of the hotel business.” In future Exchange Act reports, to the extent material, please revise your portfolio information, where applicable, to detail your hotel property type, highlighting the hotels in your portfolio that are not in the full-service segment.

Response to Comment No. 1:

In response to the Staff’s comment, the Company confirms that in future Exchange Act periodic reports it will revise its portfolio information, where applicable, to detail the Chain Scale Segment, as defined by Smith Travel Research, and service category of each of the Company’s hotels.

Mr. Kevin Woody

Securities and Exchange Commission

July 16, 2014

Financial Statements

Consolidated Statements of Cash Flows, page F-8

2. We note that you have expended significant amounts of funds toward property renovations. Please tell us if you capitalized personnel costs to property and equipment. To the extent material, please quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A. Additionally, please disclose capitalized interest related to development and/or re-development projects for each year presented.

Response to Comment No. 2:

The Company respectfully informs the Staff that it does not capitalize personnel costs to property and equipment. Accordingly, no disclosure for the periods presented within the MD&A for capitalized personnel costs was included in the Form 10-K.

The Company respectfully informs the Staff that capitalized interest related to development and/or re-development projects is disclosed under the line item “Capitalized Interest” in the Supplemental Disclosure of Cash Flow Information section of the Consolidated Statements of Cash Flows on page F-9 of the Form 10-K.

Notes Receivable, page F-14

3. Please provide to us management’s analysis supporting the determination that the settlement in January 2013 should be considered a restructuring.

Response to Comment No. 3:

Background

The Company acquired the $69 million senior loan secured by the Allerton Hotel (the “Allerton”) during 2010 for approximately $60 million. Due to uncertainty about the timing and amount of cash flows from the Allerton, the Company concluded that it was appropriate to place the note receivable in “non-accrual” status and record cash receipts from the Allerton loan as a reduction in the basis of our note receivable. Cash receipts from the Allerton during our ownership period reduced the carrying value of the note receivable to $50.1 million as of December 31, 2012. During 2011, the borrower filed for bankruptcy protection, which had the effect of automatically staying the foreclosure proceedings that had been previously filed against the borrower. During January 2013, the Company closed on a settlement of the bankruptcy and related litigation involving the Allerton. As a result of this settlement, the Company received a $5.0 million cash principal payment and entered into a new $66.0 million mortgage loan with a four year term (plus a one-year extension option), bearing interest at a fixed rate of 5.5%.

Mr. Kevin Woody

Securities and Exchange Commission

July 16, 2014

Management’s Analysis

Under generally accepted accounting principles, a debt restructuring is considered a troubled debt restructuring (“TDR”) if a creditor (i.e., the Company), for economic or legal reasons, grants a concession to the debtor that it would not otherwise consider (FASB ASC 310-40-20). Management of the Company assessed whether the restructuring of the Allerton loan included concessions that resulted in the Allerton loan being considered a TDR. Management of the Company analyzed whether a concession was granted to the debtor by comparing the estimated effective yield at the time the Allerton loan was acquired to the effective yield after the restructuring of the Allerton loan. Management concluded that the estimated effective yield after the restructuring was approximately 20% lower than the estimated effective yield at the acquisition date (16.2% vs. 12.8%). Accordingly, management concluded after comparing the original expected yield at time of the acquisition of the Allerton loan (16.2%) to the effective yield of the restructured note (12.8%) that a concession had been granted by the Company and the restructured Allerton loan should be considered a TDR.

*    *    *

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody

Securities and Exchange Commission

July 16, 2014

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 240-744-1190, by facsimile transmission at 240-744-1199 or by e-mail at smahoney@drhc.com or Suzanne Lecaroz by phone at 617-570-1306, by facsimile transmission at 617-523-1231 or by email at slecaroz@goodwinprocter.com.

Sincerely,

/s/ Sean M. Mahoney
Name:	Sean M. Mahoney
Title:	Executive Vice President and Chief Financial Officer

Cc:	Mark W. Brugger

William J. Tennis

Briony R. Quinn

DiamondRock Hospitality Company

Gilbert G. Menna

Suzanne D. Lecaroz

Goodwin Procter LLP